UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2011
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Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated May 18, 2011, announcing the sale of the combination carrier Front Breaker.

Attached as Exhibit 2 is a copy of the press release of the Company, dated May 23, 2011, announcing the preliminary earnings release for the quarter ended March 31, 2011.

This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-150125), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2008, the Company's amended registration statement on Form F-3/A (Registration No. 333-158162), filed with the SEC on May 6, 2009 and the Company's registration statement on Form F-3ASR (Registration No. 333-170598), filed with the SEC on November 15, 2010.

Exhibit 1

SFL – Sale of vessel and charter termination compensation from Frontline

Press release from Ship Finance International Limited, May 18, 2011

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or the "Company"), today announced that it has agreed to sell the 20-year old combination carrier Front Breaker to an unrelated third party and has simultaneously agreed to terminate the corresponding charter party with a subsidiary of Frontline Ltd. ("Frontline").

Delivery to the new owner is expected to be in May 2011 and Ship Finance expects to receive net proceeds of approximately $17.9 million including $6.6 million charter termination compensation payment from Frontline. As a result of the sale, the Company expects to record a book gain of approximately $3.8 million in the second quarter of 2011.

May 18, 2011

The Board of Directors

Ship Finance International Limited

Hamilton, Bermuda

Questions should be directed to:

Investor and Analyst Contacts:

Eirik Eide, Chief Financial Officer, Ship Finance Management AS
+47 23114006 / +47 95008921

Magnus T. Valeberg, Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

Media Contact:

Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 74 vessels, including 28 crude oil tankers (VLCC and Suezmax), two chemical tankers, six oil/bulk/ore vessels, 12 drybulk carriers including nine newbuildings, 15 container vessels including four newbuildings, six offshore supply vessels, two jack-up drilling rigs, one ultra-deepwater drillship and two ultra-deepwater semi-submersible drilling rigs. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.

More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

Exhibit 2

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 1Q 2011 results and increased quarterly dividend of $0.39 per share

Hamilton, Bermuda, May 23, 2011. Ship Finance International Limited ("Ship Finance" or the "Company") today announced its preliminary financial results for the quarter ended March 31, 2011.

Highlights

•	The Board of Directors declared an increased quarterly dividend of $0.39 per share.

•	Net income for the quarter was $32.1 million, or $0.41 per share, including an accrued profit share in the first quarter of $2.3 million, or $0.03 per share.

•	In February 2011, the Company acquired a 2007-built jack-up drilling rig in combination with a seven-year bareboat charter back to the seller.

•	In February 2011, the Company successfully completed an offering of $125 million in senior unsecured convertible notes due 2016.

•	In March and April 2011, the Company took delivery of two 2010-built 13,800 teu container vessels with 15-year time charters.

•	In April 2011, the Company contracted four newbuilding 4,800 teu container vessels for delivery in 2013. The vessels have already been chartered out for seven years from delivery.

•	The Company continues its conservative financing profile and has already extended the maturity on a vessel financing due in 2012 for another six years at attractive terms.

Dividends and Results for the Quarter ended March 31, 2011

The Board of Directors has declared an increased quarterly cash dividend of $0.39 per share. Ship Finance has now paid a quarterly dividend for 29 quarters, and this is the fifth consecutive dividend increase. The dividend will be paid on or about June 29, 2011 to shareholders of record as of June 9, 2011. The ex-dividend date will be June 7, 2011.

The profit share accrued in the first quarter was $2.3 million, or $0.03 per share, compared to $2.0 million, or $0.03 per share in the fourth quarter of 2010. The profit share is below the historical average as a result of a continued soft tanker spot market in the first quarter.

The Company reported total U.S. GAAP operating revenues on a consolidated basis of $72.0 million, or $0.91 per share, in the first quarter of 2011. This number excludes $26.3 million of charter hire classified as 'repayment of investments in finance lease', and also excludes $93.8 million of charter revenues earned by assets classified as 'investment in associate'.

Reported net operating income pursuant to U.S. GAAP for the quarter was $38.1 million, or $0.48 per share, and reported net income was $32.1 million, or $0.41 per share.

Financing and Capital Expenditure

As of March 31, 2011, the Company had $90 million cash and cash equivalents. Including available amounts under our revolving credit facilities, total available liquidity was $144 million. There are no refinancing requirements in the short term, and the Company is in compliance with all bank covenants. Several of our financing arrangements are in subsidiaries with no or limited guarantees from Ship Finance.

In February 2011, the Company secured financing for up to $95 million to partly fund the $152 million acquisition of the jack-up drilling rig Soehanah. At delivery $85 million was drawn and the remaining amount was funded from the Company's available liquidity.

In March 2011, the Company completed the bank financing for three Supramax drybulk carriers, of which two are still under construction. Similar to the financing for two Supramax vessels delivered in 2010, this loan will be for approximately 80% of the contract price. The aggregate loan amount is approximately $75 million and the loan will have a term of eight years.

In February 2011, the Company raised $125 million in five-year senior unsecured convertible notes. The notes have an annual coupon of 3.75% and the initial conversion price was set at $27.05. Following the first quarter dividend payment, the conversion price has been adjusted to $26.55. We will have the right to settle the bonds in cash or shares at final maturity and also the right to call the bonds after approximately three years if the value of the common shares exceeds 130% of the conversion price, as adjusted.

In May 2011, the Company received commitments for the financing of seven newbuilding Handysize drybulk carriers scheduled for delivery in 2011 and 2012 and for a 1,700 teu container vessel delivered in the fourth quarter of 2010. The loan amount will be up to approximately $171 million, or approximately 77% of the contract price of the vessels, and will have a term of 10 years.

In May 2011, the Company agreed with some of its existing banks to extend the maturity of a financing relating to five VLCCs on charter to Frontline by an additional six years. The loan facility was originally due for refinancing in 2Q 2012 with an outstanding amount of $167 million at that time. Following the new agreement with the banks, the loan facility will now have final maturity in 2018 and will continue to amortize in line with the current loan profile.

At quarter end and adjusted for subsequent acquisitions, the Company had gross estimated remaining capital commitments of approximately $508 million, mainly relating to nine drybulk carriers and five container vessels. We have already received commitments for up to $335 million of bank financing relating to these assets and including two unencumbered vessels delivered in 4Q 2010 and 1Q 2011, leaving an estimated net capital requirement of approximately $173 million.

	2Q 2011	3Q 2011	4Q 2011	2012	2013	Total
Drybulk	$37 mill.	$43 mill.	$39 mill.	$38 mill.		$157 mill.
Container	$139 mill.			$40 mill.	$167 mill.	$346 mill.
Offshore		$5 mill.				$5 mill.
Total investment	$176 mill.	$48 mill.	$39 mill.	$78 mill.	$167 mill.	$508 mill.
Committed financing*	$(194) mill.	$(54) mill.	$(44) mill.	$(43) mill.		$(335) mill.
Net investment	$(18) mill	$(6) mill.	$(5) mill.	$35 mill.	$167 mill	$173 mill.

*
Including the financing of two unencumbered vessels; a 1,700 teu container vessel delivered in 4Q 2010, and a 57,000 dwt Supramax bulk carrier delivered in 1Q 2011. Final amount is subject to adjustments based on total delivered cost for the vessels

The above capital commitments is excluding financing of the four newbuilding 4,800 teu container vessels recently ordered in China, and the management expects the financing terms for these vessels to be in line with the financing of our other newbuildings. We are already in advanced discussions with financing institutions on this basis and, if completed, the remaining net capital requirement will be marginal.

Business Update

As of March 31, 2011 and including subsequent acquisitions and sales, the fixed-rate charter backlog from our fleet of 73 vessels and rigs was approximately $7.1 billion, with an average remaining charter term of 8.3 years, or 11.4 years if weighted by charter revenue. Some of our charters include purchase options which, if exercised, would reduce the fixed charter backlog and average remaining charter term.

Ship Finance took delivery of SFL Sara a 57,000 dwt Supramax drybulk carrier in late February 2011, and the vessel commenced its long-term time charter to Hyundai Glovis Co. Ltd. ("Glovis"), an investment-grade Korean logistics company. The Company has two remaining Supramax drybulk carriers under construction with expected delivery  in 2011, both chartered to Glovis on similar agreements as SFL Sara.

In February 2011, the Company acquired the 2007-built jack-up drilling rig Soehanah from a subsidiary of P.T. Apexindo Pratama Duta Tbk. ("Apexindo"), which is Indonesia's largest independent drilling contractor. The rig was delivered to Ship Finance in late February and immediately commenced its seven-year bareboat charter back to Apexindo. The rig is currently on sub-charter to Total E&P Indonesie ("Total") until March 2012 where Total has the option to extend the charter to March 2013.

The purchase price of the rig was approximately $151.5 million, of which $146.5 million was paid on delivery. $5 million will be paid only if Total declares the option to extend the charter. The bareboat charter rate is $72,500 per day initially, increasing to $75,000 per day if Total declares the option. At the end of the bareboat charter period, Apexindo will have the option to purchase the drilling rig for $70 million plus an amount equal to 25% of the charter-free market value in excess of $70 million.

In March and April 2011, the Company took delivery of two 2010-built 13,800 teu container vessels from CMA CGM in combination with 15-year time charters back to CMA CGM. The first vessel CMA CGM Magellan was delivered in late March 2011 and the second vessel CMA CGM Corte Real was delivered in April 2011. The price was $171 million per vessel, which included a subordinated seller's credit of $55 million per vessel.

The vessels are financed through a French tax lease structure, where title to each vessel has been transferred to a French company and Ship Finance's investment is limited to $25 million per vessel, or $50 million in total, and secured by junior mortgages.

The two container vessels will be managed by an affiliate of CMA CGM, and the time charters include a compensation clause whereby Ship Finance will be compensated for any increase in operating expenses. The transaction is expected to generate an annual free cash flow in excess of $7 million, or approximately $0.09 per share, after operating costs and debt service.

In May 2011, Ship Finance contracted to acquire four newbuilding 4,800 teu container vessels at a state-owned shipyard in China with scheduled delivery in 2013. The vessels are high specification, so-called wide-beam container vessels, optimized for higher cargo intake and very efficient speed/consumption economics compared to existing vessels of similar size. The aggregate yard contract price is approximately $230 million, with a majority of the payments due on delivery of the vessels. The vessels will be employed by the European-based Hamburg Süd container line for seven years from delivery, and the net time charter rate will be approximately $26,250 per day per vessel.

The Company continues to renew the fleet, and have recently sold two VLCCs and two OBOs all built in the early 90s. In the first quarter, the single-hull VLCCs Ticen Sun (ex Front Highness) and Front Ace were agreed sold to two unrelated third parties for a combined gross sales price of approximately $31.4 million. Ship Finance received total net cash proceeds of approximately $14.4 million after commissions, prepayment of associated debt and a compensation payment to Frontline for the termination of the charters. Ship Finance reported a net book gain relating to the sale of these vessels of approximately $0.3 million in the first quarter.

In the second quarter, Ship Finance has agreed to sell the 1991-built combination carriers Front Leader and Front Breaker to unrelated third parties. The combined gross sales price, including charter termination compensations from Frontline, is approximately $37.1 million. Ship Finance expects to receive total net cash proceeds of approximately $17.3 million after commissions and prepayment of associated debt. Further, the Company expects to record a book gain of approximately $5.7 million in the second quarter relating to the sale of these vessels. The disposal of older vessels is in line with the Company's strategy of maintaining a young and modern fleet, and the approximately $32 million of liquidity that has been released in connection with these four sales will be reinvested in new projects.

On all 29 double-hull vessels on long-term contracts to Frontline, Ship Finance is entitled to receive 20% of the time charter equivalent ("TCE") earnings in excess of a base charter rate. The average vessel earnings have consistently been above the base charter rates since the charters commenced more than seven years ago. While the tanker market is still suffering from oversupply of tonnage and low rates, the average spot market rates were somewhat higher in the first quarter than in the fourth quarter of 2010. Several of our vessels have been chartered out on sub-charters at rates above the base rates, and these vessels are expected to contribute positively towards continued profit share contributions.

The Company's five drilling units are on long-term fixed-rate bareboat contracts to Seadrill Limited ("Seadrill") and Apexindo. The drilling units generated approximately $96 million of combined charter revenues in the first quarter. All of our drilling units are sub-chartered to oil companies on very profitable terms. Due to the fixed-rate charter structure, Ship Finance is not directly impacted by short-term fluctuations in the drilling market.

Seadrill has advised us that they intend to exercise their pre-agreed purchase option for the jack-up drilling rig West Prospero in June 2011. The purchase option price is $133 million, and net of approximately $97 million of bank financing, we expect the transaction to release approximately $36 million of liquidity. The subsidiary owning the rig is accounted for as an 'investment in associate', and contributed approximately $1.4 million, or $0.02 per share, to our net income in the first quarter. The released liquidity is expected to be reinvested in new projects.

Ship Finance owns several other vessels, including offshore support vessels, container vessels and drybulk carriers. Essentially all our operating vessels and rigs, including newbuildings, are chartered on long-term fixed-rate contracts that provides the Company with stability in cash-flow and earnings irrespective of fluctuations in the short-term charter market.

Accounting items

Under US GAAP, subsidiaries owning the drilling units West Polaris, West Hercules, West Taurus and West Prospero and the subsidiary leasing  the container vessel CMA CGM Magellan have been accounted for as 'investment in associate' using the 'equity method'. These subsidiaries are wholly owned by Ship Finance, but due to the conservative nature of the transactions Ship Finance has not been deemed the 'primary beneficiary' according to U.S. GAAP.

As a result of the accounting treatment, operating revenues, operating expenses and interest expenses in these subsidiaries are not shown in Ship Finance's consolidated Income Statement. Instead, the net contribution from these subsidiaries is recognized as a combination of 'Interest income from associates and long term investments' and 'Results in associate'.

In Ship Finance's consolidated Balance Sheet, the net investments are shown as a combination of 'Investment in associate' and 'Amount due from related parties – Long term'. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans.

The container vessel CMA CGM Corte Real, which was delivered after quarter end, will be accounted for in the same manner as CMA CGM Magellan.

Corporate and Other Matters

In March 2011, 213,500 new options were awarded to employees as part as of the management incentive program. The new options have been issued pursuant to the Company's Share Option Scheme and will have a five-year term with a three-year vesting period.  The initial strike price was $20.13 and the first options will be exercisable from March 2012.

Strategy and Outlook

One of Ship Finance's competitive strengths is the flexibility to target several shipping and offshore markets and benchmark deals across segments based on risk/reward parameters. The Company has entered into gross investment agreements of more than $720 million so far in 2011, and we continue to see interesting investment opportunities.

We remain committed to building our portfolio with high quality assets and charters supporting our long-term distribution capacity. So far in 2011, we have added significant amounts to our extensive charter backlog, and the dividend has been increased the last five consecutive quarters.

The Company has confirmed its strong position in the financing and capital markets in 2011, issuing senior unsecured convertible notes, securing new financing for multiple newbuildings, and extending the maturity of existing bank facilities. We have limited remaining net capital commitments and we expect to secure financing on the remaining newbuildings well before delivery from the shipyard.

Some shipping markets are currently facing soft spot market earnings which may also impact asset pricing in these segments. With our healthy capital structure and low capital commitments, we believe we are well positioned to take advantage of potentially softer asset pricing through opportunistic acquisitions. These assets may be with no or limited charter coverage initially, but with the objective to find long-term employment over time.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

May 23, 2011
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Investor and Analyst Contact:

Eirik Eide, Chief Financial Officer, Ship Finance Management AS
+47 23114006 / +47 95008921

Magnus T. Valeberg: Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

Media Contact:

Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2011 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Mar 31,	Mar 31,	2010
except per share data)	2011	2010	(audited)

Charter revenues - operating lease	24,508	17,959	73,841
Charter revenues - finance lease	71,809	130,678	379,611
Revenues classified as Repayment of investment in finance leases	(26,518)	(77,336)	(175,958)
Profit share income	2,250	11,315	30,566
Total operating revenues	72,049	82,616	308,060
Gain / (loss) on sale of assets	278	27,809	28,104

Vessel operating expenses	(20,427)	(21,037)	(81,021)
Administrative expenses	(3,016)	(2,613)	(9,097)
Depreciation	(10,810)	(7,897)	(34,201)
Vessel impairment adjustments	-	-	-

Total operating expenses	(34,253)	(31,547)	(124,319)

Operating income	38,074	78,878	211,845

Results in associate(1)	13,432	18,282	50,413
Interest income from associates and long term investments(1)	4,906	-	19,575

Interest income, other	98	187	1,532
Interest expense	(24,649)	(27,058)	(101,432)
Other financial items	(535)	(512)	(1,475)
Mark to Market of Derivatives	848	(12,824)	(14,733)
Gain on re-purchase of Company Bonds	(73)	-	(13)
Taxes	-	-	-
Net income	32,101	56,953	165,712

Basic earnings per share ($)	0.41	0.72	2.10

Weighted average number of shares	79,125,000	78,845,910	79,056,183
Common shares outstanding	79,125,000	79,125,000	79,125,000

(1)
Four of our subsidiaries, related to five of our units are accounted for as 'Investment in associate'. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of 'Results in associate' and 'Interest income from associates and long term investments'.

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2011 REPORT (UNAUDITED)
BALANCE SHEET (in thousands of $)	Mar 31, 2011	Mar 31, 2010	Dec 31, 2010 (audited)

ASSETS
Short term
Cash and cash equivalents	90,109	103,640	86,967
Restricted cash	5,601	4,101	5,601
Amount due from related parties	4,122	52,935	32,745
Other current assets	110,465	138,633	109,988

Long term
Newbuildings and vessel deposits	95,427	62,132	90,601
Vessels and equipment, net	841,934	578,963	695,511
Investment in finance leases	1,328,249	1,604,791	1,351,305
Investment in associate(1)	162,387	439,345	164,364
Amount due from related parties- Long term(1)	314,143	-	325,612
Deferred charges	17,465	16,595	14,828
Other long-term assets	34,155	2,967	4,839

Total assets	3,004,057	3,004,102	2,882,361

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term and current portion of long term interest bearing debt	173,676	178,734	162,785
Other current liabilities	23,190	23,408	13,100
Amount due to related parties	16,333	98,574	32,816

Long term
Long term interest bearing debt	1,866,417	1,826,396	1,760,069
Other long term liabilities	75,272	77,679	84,671

Stockholders' equity(2)	849,169	799,311	828,920
Total liabilities and stockholders' equity	3,004,057	3,004,102	2,882,361

(1)
Four of our subsidiaries, related to five of our units, were accounted for as 'Investments in associate' at quarter end. Our investment is a combination of equity classified as 'Investment in associate' and intercompany loans classified as 'Amount due from related parties, long term'.

(2)
As of March 31, 2011, 'Stockholders' equity' excludes $177.9 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to 'Stockholders' equity' in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
 FIRST QUARTER 2011 REPORT (UNAUDITED)

STATEMENT OF CASH FLOWS	Three months ended		Full year
(in thousands of $)	Mar 31,	Mar 31,	2010
	2011	2010	(audited)
OPERATING ACTIVITIES
Net income	32,101	56,953	165,712
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	11,352	9,103	36,297
Adjustment of financial derivatives to market value	(849)	12,824	14,733
Gain on sale of assets	(278)	(27,809)	(28,104)
Result in associate	(13,432)	(18,282)	(50,413)
Stock bas ed compensation	228	458	953
Gain on re-purchase of Company Bonds	73	-	13
Other	(38)	(115)	(333)
Change in operating assets and liabilities	40,983	99,161	14,913
Net cash provided by operating activities	70,140	132,293	153,771

INVESTING ACTIVITIES
Repayment of investments in finance leases	26,266	77,089	174,946
Restricted cash released/(placed)	-	-	(1,500)
Proceeds from sale of vessel/new buildings	30,294	16,667	39,500
Net investment in newbuildings and vessel deposits	(39,298)	-	(157,736)
Purchase of vessels	(146,562)	(60,101)	(33,575)
Cash received from/(Investment in) associates(1)	12,579	15,608	55,990
Other assets / investments	(28,996)	(638)	(648)
Net cash (used in) provided by investing activities	(145,717)	48,625	76,977

FINANCING ACTIVITIES
Proceeds from long and short term debt	210,000	31,000	981,234
Expenses paid in connection with securing finance	(3,938)	(10,608)	(12,417)
Repayment of long and short term debt	(97,170)	(135,319)	(1,056,040)
Re-purchase of Company bonds	(105)	-	(11,917)
Cash settlement of derivatives	-	(11,592)	(11,592)
Cash received from share issue	-	-	-
Cash dividends paid	(30,068)	(34,945)	(117,235)
Net cash provided by (used in) financing activities	78,719	(161,464)	(227,967)

Net (decrease) increase in cash and cash equivalents	3,142	19,454	2,781
Cash and cash equivalents at start of period	86,967	84,186	84,186
Cash and cash equivalents at end of period	90,109	103,640	86,967

(1)
Four of our subsidiaries, related to five of our units, are accounted for as 'Investments in associate'. The 'Cash received from/ (Investment in) associates' is only a part of the contribution from these subsidiaries. The balance is recorded as 'Interest income from associates and long term investments' and reflected in the Company's Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
 FIRST QUARTER 2011 (UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited (West Polaris), SFL Deepwater Ltd (West Hercules and West Taurus), Rig Finance II Ltd (West Prospero), and Bluelot Shipping Company Ltd. (CMA CGM Magellan) are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended March 31, 2011

	SFL West	SFL Deepwater	Rig Finance II	Bluelot Shipping	Total
(in thousands of $)	Polaris Limited	Ltd	Ltd	Company Ltd
Charter revenues - finance lease	31,061	59,014	3,598	-	93,673
Revenues classified as Repayment of investment in finance leases	(18,859)	(39,023)	(1,772)	-	(59,654)
Charter revenues - operating lease	-	-	-	138	138
Total operating expenses	(2)	(2)	(5)	(120)	(129)
Interest expense, related party(1)	(1,631)	(3,263)	-	-	(4,894)
Interest expense, other	(7,115)	(8,204)	(383)	-	(15,702)
Other items	-	-	-	-	-
Net income(2)	3,454	8,522	1,438	18	13,432

(1)	'Interest expense, related party' from these subsidiaries appears in the Company's consolidated income statement as 'Interest income from associate and long term investments'
(2)	'Net income' from these subsidiaries appears in the Company's consolidated income statement as 'Results in associate'.

Selected balance sheet data as of March 31, 2011

	SFL West	SFL Deepwater	Rig Finance II	Bluelot Shipping	Total
(in thousands of $)	Polaris Limited	Ltd	Ltd	Company Ltd
Cash and cash equivalents	-	-	-	-	-
Investment in finance leases	670,613	1,357,191	130,815	-	2,158,619
Other assets	12,773	30,626	9,466	138	53,003
Total assets	683,386	1,387,817	140,281	138	2,211,622

Short term and current portion of long term interest bearing debt	76,500	148,521	9,240	-	234,261
Other current liabilities	4,802	7,938	4	120	12,864

Long term interest bearing debt	450,646	910,188	89,600	-	1,450,434
Long term loans from shareholders, net	97,584	216,559	-	-	314,143
Other long term liabilities	24,054	13,479	-	-	37,533

Stockholders equity(1)	29,800	91,132	41,437	18	162,387

Total liabilities and stockholders’ equity	683,386	1,387,817	140,281	138	2,211,622

(1)	'Stockholder's equity' from these subsidiaries appears in the Company's consolidated balance sheet as 'Investment in associate'.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SHIP FINANCE INTERNATIONAL LIMITED

Date: June 2, 2011
By: /s/ Ole B. Hjertaker Name: Ole B. Hjertaker Title: Chief Executive Officer, Ship Finance Management AS